SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    NVR, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  629447T 10 5
                                 (CUSIP Number)

                                December 31, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                                   Page 1 of 5

                                  SCHEDULE 13G

CUSIP No. 62944T 10 5                                          Page 2 of 5 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GRUSS PARTNERS

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
Number of                                   0
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    0
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0 /1/
10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                  0% /1/

12       Type of Reporting Person*

                  PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


/1/      See Item 2(a).

                                                               Page 3 of 5 Pages




Item 1(a)         Name of Issuer:

                  NVR, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Lewinsville Road, Suite 300 McLean, Virginia 22102.

Item 2(a)         Name of Person Filing:

                  This Statement is filed on behalf of Gruss Partners. As a result of the disposition of all of the Shares (as defined herein) held for the account of Gruss Partners on January 7, 2000, Gruss Partners may no longer be deemed the beneficial owner of any Shares. As of December 31, 2000 Gruss Partners may have been deemed the beneficial owner of 703,185 Shares.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Gruss Partners is 667 Madison Avenue, Third Floor, New York, NY 10021.

Item 2(c)         Citizenship:

                  Gruss Partners is a New York limited partnership.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  62944T 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of January 7, 2000, Gruss Partners may no longer be deemed the beneficial owner of any Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which Gruss Partners may be deemed to be the beneficial owner constitutes approximately 0% of the total number of Shares outstanding.

                                                               Page 4 of 5 Pages


Item 4(c)         Number of shares as to which such person has:

     Gruss Partners
     --------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

Item 5.           Ownership of Five Percent or Less of a Class:

                  As of January 7, 2000, Gruss Partners ceased to be the beneficial owner of more than five percent of the class of securities.

item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                               Page 5 of 5 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  May 16, 2000                   GRUSS PARTNERS




                                      By:      /S/ HOWARD GUBERMAN
                                               ---------------------------------
                                               Howard Guberman
                                               General Partner